

August 15, 2013

Via E-Mail
Shah Mathias
Chief Executive Officer
Ameri Metro, Inc.
3030 East Market Street
York, Pennsylvania 17402

> **Re:** **Ameri Metro, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-189286**

Dear Mr. Mathias:

We have reviewed the above-captioned filing and your response letter and have the following comments.

Calculation of Registration Fee table

1. We note your response to comment four in our letter dated July 9, 2013. Please revise to state the paragraph of Rule 457 under the Securities Act of 1933 that is being relied upon for the basis of the calculation.

The Business, page 18

Port Trajan Project, page 22

2. We note disclosure that the company has entered into a letter of intent and that the letter of intent was extended 180 days from the expiration date of February 7, 2013. Please revise to disclose that the parties to the letter of intent are Ameri Metro, Shah Mathias and his daughter, Sarah Ann Mathias and son, Jewel Mathias and update the disclosure to provide information on the status of the expiration date of such agreement.

Selling Shareholders, page 37

3. We note your response to comment seven in our letter dated July 9, 2013. Please review your calculation of the number of shares in this offering and include any revised total at the end of the "Number of Shares Offered" column. Please include the revised calculation, if any, throughout your registration statement, including the Calculation of Registration Fee table.

4. We note your response to comment nine in our letter dated July 9, 2013. Please confirm that, other than as noted in the filing, none of the selling stockholders have a continuing affiliation with you.

Selling Shareholder Shares, page 41

5. We note disclosure that shares were issued to 48 shareholders of Penndel Land Company. However, over 48 shareholders are denoted by footnote 4 in the table on page 38. Please revise to clearly disclose when the selling shareholders denoted by footnote 4 received their shares.

6. We note that shares were issued on June 21, 2013 and November 12, 2013. Please revise to disclose the consulting and services the company received for the shares issued.

Item 16. Exhibits and Financial Statement Schedules, page 42

7. We note your response to comment 12 in our letter dated July 9, 2013. We also note that Exhibit 10.10 is expired. Please file a signed updated agreement or tell us why you believe the agreement is still material

Exhibit 5.1

8. Please have counsel remove the language "This opinion is issued to you solely for use in connection with the Registration Statement." See Section II.B.3.d of Staff Legal Bulletin No. 19 dated October 19, 2011.

9. Please have counsel revise the opinion to consent to the reference of its name under the "Legal Matters" caption of the prospectus. See Section IV of Staff Legal Bulletin No. 19 dated October 19, 2011.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
Lee Cassidy, Esq.